Global Self Storage, Inc. 3814 Route 44 Millbrook, NY 12545

December 4, 2024
VIA EDGAR
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Global Self Storage, Inc. Registration Statement on Form S-3 File No. 333-283417 Filed November 22, 2024 Acceleration Request Requested Date: December 6, 2024 Requested Time: 4:15 p.m., Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Global Self Storage, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-283417 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:15 p.m. Eastern Time, on December 6, 2024, or as soon as practicable thereafter.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Robert M. Worden, Esq. of Clifford Chance US LLP at (212) 878-4970 or matt.worden@cliffordchance.com. Thank you for your assistance with this filing.

Very truly yours,
/s/ Donald Klimoski II
Donald Klimoski II, Esq.
Senior Vice President - Operations, General Counsel, Secretary, and
Chief Compliance Officer

cc:
Jason D. Myers, Esq.
Robert M. Worden, Esq.
Clifford Chance US LLP